QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Month Periods Ended June 30, 2011 and 2010
(Unaudited)
(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ended June 30, 2011 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. The Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	JUNE 30	DECEMBER 31
	2011	2010
	(Unaudited)	(Unaudited)

ASSETS

Current
Cash	$354,712	$877,848
Accounts receivable	214,850	51,080
Inventory	286,482	117,088
Prepaid expenses	22,803	-
Total Current Assets	878,847	1,046,016

Property and Equipment	93,170	42,344

Total Assets	$972,017	$1,088,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$124,297	$54,890
Promissory note and accrued interest payable	-	275,783
Notes and accrued interest payable	-	127,428
Deferred revenue	4,966	-
Due to related parties	191,817	-
Total Liabilities	321,080	458,101

STOCKHOLDERS’ EQUITY

Capital Stock	$71,128	56,102

Additional Paid-in Capital	4,711,225	1,559,335

Share Subscriptions Received	-	1,385,000

Deficit Accumulated During The Development Stage	(4,131,416)	(2,370,178)
Total Stockholders’ Equity	650,937	630,259

Total Liabilities and Stockholders’ Equity	$972,017	$1,088,360

The accompanying notes are an integral part of these interim consolidated financial statements.

4

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
					OCTOBER 5,
	THREE MONTHS ENDED		SIX MONTHS ENDED		2000 TO
	JUNE 30		JUNE 30		JUNE 30,
	2011	2010	2011	2010	2011

Revenue	$58,513	$-	$68,533	$-	$71,251

Expenses
Advertising and promotion	43,698	-	55,383	-	61,811
Amortization	6,702	319	12,391	319	12,687
Consulting fees	53,703	63,647	253,515	63,879	339,172
Filing Fees	5,558	-	10,840	-	27,858
Foreign Exchange	(11,260)	(88,653)	(19,459)	(12,699)	91,623
Interest and bank charges	(3,512)	6,068	1,890	11,479	215,934
Management fees	1,997	45,588	2,385	51,109	290,178
Mineral property development expenditures	-	-	-	-	8,500
Mineral property option payment	-	-	-	-	3,428
Office and administrative	141,098	455	271,418	919	310,879
Oil and gas property development expenditures	-	-	-	-	202,686
Professional fees	89,873	19,023	188,363	44,527	634,935
Rent	44,170	15,383	100,487	15,383	139,374
Salaries, wages and benefits	303,345	74,748	568,326	74,748	1,014,160
Software development costs	324,571	82,726	325,202	109,142	521,283
Travel	37,497	-	59,030	-	120,103
Total Expenses	1,037,440	219,304	1,829,771	358,806	3,994,611

Net Loss For The Period	$(978,927)	$(219,304)	$(1,761,238)	$(358,806)	$(3,923,360)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.00)	$(0.03)	$(0.01)

Weighted Average Number Of Common Shares Outstanding	68,234,666	51,313,366	65,104,864	51,313,366

The accompanying notes are an integral part of these interim consolidated financial statements.

5

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
PERIOD FROM INCEPTION, OCTOBER 5, 2000, TO JUNE 30, 2011
(Unaudited)
(Stated in U.S. Dollars)

	COMMON STOCK				DEFICIT
	NUMBER				ACCUMULATED
	OF		ADDITIONAL	SHARE	DURING THE	CUMULATIVE
	COMMON	PAR	PAID-IN	SUBSCRIPTIONS	EXPLORATION	TRANSLATION
	SHARES	VALUE	CAPITAL	RECEIVED	STAGE	ADJUSTMENT	TOTAL

Balance, October 5, 2000	-	$-	$-	$-	$-	$-	$-

November 2000 - Shares issued for cash at $0.001	6,500,000	6,500	-	-	-	-	6,500
November 2000 - Shares issued for cash at $0.01	6,000,000	6,000	54,000	-	-	-	60,000
December 2000 - Shares issued for cash at $0.25	38,000	38	9,462	-	-	-	9,500
Translation adjustment	-	-	-	-	-	660	660
Net loss for the period	-	-	-	-	(7,310)	-	(7,310)
Balance, December 31, 2000	12,538,000	12,538	63,462	-	(7,310)	660	69,350

Translation adjustment	-	-	-	-	-	(752)	(752)
Net loss for the year	-	-	-	-	(54,811)	-	(54,811)
Balance, December 31, 2001	12,538,000	12,538	63,462	-	(62,121)	(92)	13,787

Translation adjustment	-	-	-	-	-	16	16
Net loss for the year	-	-	-	-	(24,972)	-	(24,972)
Balance, December 31, 2002	12,538,000	12,538	63,462	-	(87,093)	(76)	(11,169)

Translation adjustment	-	-	-	-	-	(205)	(205)
Net loss for the year	-	-	-	-	(271,508)	-	(271,508)
Balance, December 31, 2003	12,538,000	12,538	63,462	-	(358,601)	(281)	(282,882)

Translation adjustment	-	-	-	-	-	281	281
Net loss for the year	-	-	-	-	(72,049)	-	(72,049)
Balance, December 31, 2004	12,538,000	12,538	63,462	-	(430,650)	-	(354,650)

Net loss for the year	-	-	-	-	(49,562)	-	(49,562)
Balance, December 31, 2005	12,538,000	12,538	63,462	-	(480,212)	-	(404,212)

Net loss for the year	-	-	-	-	(67,488)	-	(67,488)
Balance, December 31, 2006	12,538,000	12,538	63,462	-	(547,700)	-	(471,700)

Net loss for the year	-	-	-	-	(74,191)	-	(74,191)
Balance, December 31, 2007	12,538,000	12,538	63,462	-	(621,891)	-	(545,891)

Net loss for the year	-	-	-	-	(104,412)	-	(104,412)
Balance, December 31, 2008	12,538,000	12,538	63,462	-	(726,303)	-	(650,303)

September 2009 - Shares issued for settling debt at $0.015	38,775,366	38,775	542,855	-	-	-	581,630
Net loss for the year	-	-	-	-	(541,678)	-	(541,678)
Balance, December 31, 2009	51,313,366	51,313	606,317	-	(1,267,981)	-	(610,351)

Share subscriptions received	-	-	-	1,385,000	-	-	1,385,000
Net loss for the year	-	-	-	-	(1,102,197)	-	(1,102,197)
Balance, December 31, 2010	51,313,366	51,313	606,317	1,385,000	(2,370,178)	-	(327,548)

Shares issued for cash at $0.20 per share	13,010,000	13,010	2,588,992	(1,385,000)	-	-	1,217,002
Shares issued to settle debt at $0.20	2,016,055	2,016	401,195	-	-	-	403,211
Shares issued pursuant to share exchange agreement	4,789,035	4,789	953,018	-	-	-	957,807
Stock-based compensation	-	-	161,703	-	-	-	161,703
Net loss for the period	-	-	-	-	(1,761,238)	-	(1,761,238)

Balance, June 30, 2011	71,128,456	$71,128	$4,711,225	$-	$(4,131,416)	$-	$650,937

The accompanying notes are an integral part of these interim consolidated financial statements.

6

QWICK MEDIA INC.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
	THREE MONTHS ENDED		SIX MONTHS ENDED		OCTOBER 5, 2000
	JUNE 30,		JUNE 30,		TO JUNE 30,
	2011	2010	2011	2010	2011
Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the period	$(978,927)	$(219,304)	$(1,761,238)	$(358,806)	$(3,923,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	6,771	319	12,460	319	12,756
Foreign exchange on debt settlement	-	-	-	-	18,456
Stock-based compensation	16,665	-	161,703	-	161,703
Changes in operating assets and liabilities
Accounts receivable	(107,058)	(12,083)	(163,770)	(12,566)	(213,550)
Prepaid expenses	(22,244)	-	(22,803)	-	(22,803)
Inventory	(22,743)	-	(169,394)	-	(286,482)
Due to and from related parties	198,749	198,282	191,817	290,146	1,563,898
Deferred revenue	(34)	-	4,966	-	4,966
Accrued interest payable	(4,670)	5,952	-	11,244	213,651
Accounts payable and accrued liabilities	(14,341)	(16,187)	58,773	121	205,318
Net cash (used in) operating activities	(927,832)	(43,021)	(1,687,486)	(69,542)	(2,265,447)
Investing Activities
Purchase of property and equipment	(21,782)	-	(52,652)	-	(94,524)
Promissory note advances	-	-	-	-	(639,862)
Net cash (used in) investing activities	(21,782)	-	(52,652)	-	(734,386)
Financing Activities
Proceeds from notes payable	-	46,665	-	71,007	465,028
Proceeds from promissory note	-	-	-	-	196,050
Proceeds from issuance of common shares	602,002	-	1,217,002	-	2,678,002
Proceeds from share subscriptions received	(297,002)	-	-	-	-
Net cash provided by financing activities	305,000	46,665	1,217,002	71,007	3,339,080
Net Increase (Decrease) In Cash	(644,614)	3,644	(523,136)	1,465	339,247
Cash, Beginning Of Period	999,326	-	877,848	15,089	15,465
Cash, End Of Period	$354,712	$3,644	$354,712	$16,554	$354,712
Non-cash Financing Activities
Common stock issued to settle debt	$278,783	$-	$403,211	$-	$984,841
Supplemental Disclosure of Cash Flow
Information
Interest paid	$-	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these interim consolidated financial statements.

7

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements as of June 30, 2011 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes thereto. The operating results for the three months and six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one common share of stock for each common share of Qeyos.

For accounting purposes, the acquisition is being accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of Qeyos. Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations have been retroactively restated to reflect the results of operations of Qeyos after September 30, 2009, the date the Company and Qeyos commenced common control.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION (continued)

A condensed combined balance sheet as of December 31, 2010 is presented below:

	December 31, 2010
	Qwick	Qeyos Ad	Intercompany
	Media Inc.	Systems Inc.	Adjustments	Combined

ASSETS

Current
Cash	$700,996	$176,852	$-	$877,848
Accounts receivable	-	51,080	-	51,080
Inventory	-	117,088	-	117,088
Total Current Assets	700,996	345,020	-	1,046,016

Promissory Notes Receivable	639,862	-	(639,862)	-
Property and Equipment	-	42,344	-	42,344
Total Assets	$1,340,858	$387,364	$(639,862)	$1,088,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$36,260	$18,630	$-	$54,890
Promissory note and accrued interest payable	127,428	639,862	(639,862)	127,428
Notes and accrued interest payable	275,783	-	-	275,783
Total Liabilities	439,471	658,492	(639,862)	458,101

STOCKHOLDERS’ EQUITY

Capital Stock	$51,313	$957,807	(953,018)	56,102

Additional Paid-in Capital	606,317	-	953,018	1,559,335

Share Subscriptions Received	1,385,000	-	-	1,385,000

Deficit Accumulated During The Development Stage	(1,141,243)	(1,228,935)	-	(2,370,178)
Total Stockholders’ Equity	901,387	(271,128)	-	630,259

Total Liabilities and Stockholders’ Equity	$1,340,858	$387,364	$-	$1,088,360

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION (continued)

Condensed combined summaries of operations for the three and six month periods ended June 30, 2010 is presented below:

	Three Months Ended June 30, 2010
	Qwick	Qeyos Ad	Intercompany
	Media Inc.	Systems Inc.	Adjustments	Combined

Revenues	$-	$-	$-	$-

Expenses
Amortization	-	319	-	319
Consulting fees	-	63,647	-	63,647
Foreign exchange	-	(88,653)		(88,653)
Interest and bank charges	5,952	116	-	6,068
Management fees	10,215	35,373	-	45,588
Office and administrative	(762)	1,217	-	455
Professional fees	18,683	340	-	19,023
Rent	-	15,383	-	15,383
Salaries, wages and benefits	-	74,748	-	74,748
Software development costs	-	82,726	-	82,726
Total Expenses	34,088	185,216	-	219,304

Net Loss For The Period	$(34,088)	$(185,216)	$-	$(219,304)

	Six Months Ended June 30, 2010
	Qwick	Qeyos Ad	Intercompany
	Media Inc.	Systems Inc.	Adjustments	Combined

Revenues	$-	$-	$-	$-

Expenses
Amortization	-	319	-	319
Consulting fees	-	63,879	-	63,879
Foreign exchange	-	(12,699)	-	(12,699)
Interest and bank charges	11,244	235	-	11,479
Management fees	25,303	25,806	-	51,109
Office and administrative	(245)	1,164	-	919
Professional fees	44,187	340	-	44,527
Rent	-	15,383	-	15,383
Salaries, wages and benefits	-	74,748	-	74,748
Software development costs	-	109,142	-	109,142
Total Expenses	80,489	278,317	-	358,806

Net Loss For The Period	$(80,489)	$(278,317)	$-	$(358,806)

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

2.	NATURE OF OPERATIONS AND GOING CONCERN

	a)	Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands. It is currently a reporting issuer in the Province of British Columbia, Canada and a foreign filer in the United States of America. Principal executive offices are located in Vancouver, British Columbia, Canada. The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada. Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in China, a wholly-owned subsidiary of the Company.

	b)	Development Stage Activities

The Company had been in the exploration stage since its formation and had not realized any revenues during the exploration stage. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003. As at December 31, 2010, the Company was an inactive shell company.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software and hardware for use in digital media kiosks. Accordingly, the Company ceased to be an inactive shell company and became a development stage company.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

2.	NATURE OF OPERATIONS AND GOING CONCERN (conintued)

	c)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the interim consolidated financial statements, the Company has incurred accumulated losses of $4,131,416 for the period from October 5, 2000 (inception) to June 30, 2011 and the Company’s revenue is insignificant. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing from the issuance of the Company’s common stock and from the issuance of promissory notes. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company had no cash equivalents at June 30, 2011 or at December 31, 2010.

	b)	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, useful life and recoverability of long-lived assets, the fair value of stock-based compensation, valuation allowance for income tax purposes and fair value measurements of financial instruments.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Revenue Recognition

Upon achieving full commercial operation, the Company recognizes revenue from software licensing and customization when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

The Company has granted a software license which provides for the right to receive payment of a royalty fee based on a percentage of revenues earned by the licensee from the use of the software. Royalty revenues arising from software licenses with an undefined or expected term exceeding three years are generally recognized as received or receivable if the other conditions noted above are satisfied.

	d)	Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20 Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized.

To June 30, 2011, software development costs have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705 software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

	e)	Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating depreciation are between 20% and 50%.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with ASC 830, Foreign Currency Matters, into U.S. dollars and reported as follows:

		i)	monetary items at the exchange rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

	g)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share. Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

	h)	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

  Level 1 – defined as observable inputs such as quoted prices in active markets;

  Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

  Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash consists of cash on deposit with a high quality major financial institution. The carrying cost approximates fair value due to the liquidity of these deposits. The carrying amounts of other financial assets and liabilities comprising accounts receivable, accounts payable and accrued liabilities, and notes payable, were a reasonable approximation of their fair value.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Income Taxes

The Company has adopted ASC 740, Income Taxes. This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

	j)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in ASC 360-50, Impairment or Disposal of Long-lived Assets. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

	l)	Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive items in the interim consolidated financial statements. As at June 30, 2011 and 2010, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

	m)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

		i)	the date at which the counterparty’s performance is complete;
		ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
		iii)	the date at which the common shares are issued if they are fully vested and non- forfeitable at that date.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new accounting pronouncements that are in effect and that may impact its interim consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

5.	NOTES AND ACCRUED INTEREST PAYABLE

On January 28, 2011, the Company issued 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable outstanding at December 31, 2010. These amounts were due to a company with a common director.

6.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At December 31, 2010, the promissory note of $196,050 bore interest at 8% per annum and was repayable in full on January 28, 2004. The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. Since advancement of funds to May 30, 2011 interest accrued in the amount of $54,733. (December 31, 2010- $54,733). On May 30, 2011, the Company settled the outstanding principal and interest of $275,783 by issuing 1,378,915 shares of the Company’s common stock.

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the six months ended June 30, 2011, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at June 30, 2011 not disclosed elsewhere:

a)

The Company paid management fees of $Nil (2010 - $26,246) to a company controlled by a former director for the six months ended June 30, 2011. Pursuant to an agreement dated November 1, 2008, the Company paid $5,806 (CDN$5,600) per month for management services on a month to month basis.

b)

As of June 30, 2011, amounts owing to related parties consisted of $191,817 owed to a director and companies controlled by a director. At December 31, 2010, accounts payable included $11,320 owed to a director of the Company and to a company controlled by the same director, and $5,209 owed to a company controlled by an officer of the Company.

	c)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $Nil for the six months ended June 30, 2011 (2010 - $3,433).

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (continued)

	d)	On January 28, 2011, the Company issued 4,789,935 common shares of Qeyos to a director of the Company at a fair value of $0.20 per share to settle debt of $957,787.

e)

On January 28, 2011, the Company completed the acquisition of Qeyos, a company controlled by the President of the Company, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos.

8.	CAPITAL STOCK

	a)	Authorized

At June 30, 2011, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

	b)	Issued, outstanding and fully paid

On January 28, 2011, the Company issued 10,000,000 common shares at $0.20 per share pursuant to a private placement, of which $1,385,000 was included in share subscriptions at December 31, 2010.

On January 28, 2011, the Board of Directors of the Company authorized the issuance of 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable.

On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos.

On May 30, 2011, the Board of Directors of the Company authorized the issuance of 1,378,915 common shares at a price of $0.20 per share in settlement of $275,783 notes and accrued interest payable.

On May 30, 2011, the Company issued 3,010,000 common shares at $0.20 per share pursuant to a private placement for proceeds of $602,002.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

9.	STOCK OPTIONS

During the six months ended June 30, 2011, the Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On January 28, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the six months ended June 30, 2011, the Company recorded stock-based compensation of $161,703, as consulting expense related to these options.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option- pricing model and the weighted average grant date fair values of stock options granted during the six months ended June 30, 2011 was $0.11.

The fair value assumptions used were as follows:

June 30,
2011

Expected dividend yield	0%
Risk-free interest rate	1.92%
Expected volatility	66%
Expected option life (in years)	4.92

The following table summarizes the continuity of the Company’s stock options:

			Weighted-
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term (years)	Value
		$		$
Outstanding, December 31, 2010	-	-	-	-
Granted	2,400,000	$0.20
Outstanding, June 30, 2011	2,400,000	$0.20	4.50	-

Exercisable, June 30, 2011	1,200,000	$0.20	4.50	-

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

9.	STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options at June 30, 2011, and changes during the six months ended June 30, 2011 are presented below:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value
		$
Non-vested at December 31, 2010	-	-

Granted	2,400,000	0.11
Vested	(1,200,000)	0.11

Non-vested at June 30, 2011	1,200,000	0.11

As at June 30, 2011, there was $105,665 in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.58 years.

10.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters. Management services provided are on a month to month basis.

The Company has entered into two leases for the provision of office space until January 31, 2014. The Company’s future minimum lease payments for the two leases are as follows:

Fiscal year ending December 31, 2011	$69,542	(Cdn$67,073)
Fiscal year ending December 31, 2012	142,720	(Cdn$137,655)
Fiscal year ending December 31, 2013	143,384	(Cdn$138,295)
Fiscal year ending December 31, 2014	11,949	(Cdn$11,524)
	$367,595	(Cdn$354,547)

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of June 30, 2011 and December 31, 2010, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

JUNE 30, 2011	FAIR		LOANS AND
	VALUE		RECEIVABLES/	TOTAL
	INPUT	HELD-FOR-	AMORTIZED	CARRYING	FAIR
	LEVEL	TRADING	COST	VALUE	VALUE
Financial assets
Cash	1	$354,712	$-	$354,712	$354,712
Accounts receivable	3	-	214,850	214,850	214,850

		$354,712	$214,850	$569,562	$569,562

		OTHER	TOTAL
		FINANCIAL	CARRYING	FAIR
	LEVEL	LIABILITIES	VALUE	VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$87,705	$87,705	$87,705

Deferred Income	3	4,966	4,966	4,699

		$92,671	$92,671	$92,671

DECEMBER 31, 2010	FAIR		LOANS AND
	VALUE		RECEIVABLES/	TOTAL
	INPUT	HELD-FOR-	AMORTIZED	CARRYING	FAIR VALUE
	LEVEL	TRADING	COST	VALUE
Financial assets
Cash	1	$877,848	$-	$877,848	$877,848
Accounts receivable	3	-	51,080	51,080	51,080

		$877,848	$51,080	$928,928	$928,928

		OTHER	TOTAL
		FINANCIAL	CARRYING	FAIR VALUE
	LEVEL	LIABILITIES	VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$187,406	$187,406	$187,406

Notes payable and bank debt	3	403,211	403,211	403,211

		$590,617	$590,617	$590,617

Due to the nature of cash, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximated their carrying value. Promissory notes are recorded at estimated fair value on issue and at amortized cost on an ongoing basis.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Unaudited)
(Stated in U.S. Dollars)

12.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these financial statements, following are events that have occurred subsequent to June 30, 2011:

On August 5, 2011, the Company closed a private placement with a company owned by an insider of the Company, consisting of a US$1,000,000 secured convertible debenture (the “Debenture”). The Debenture has a maturity date of July 30, 2015 (the “Maturity Date”) and bears interest at 10% per annum. Principal and accrued interest on the Debenture may be convertible at any time into common shares of the Company (the “Conversion Shares”) at a deemed conversion price of: (i) $0.60 per Conversion Share until July 30, 2012; (ii) $1.00 per Conversion Share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per Conversion Share between July 31, 2013 and the Maturity Date.